UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2022
Commission File Number: 001-39355
BROOKFIELD RENEWABLE
CORPORATION
(Translation of registrant's name into English)
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250 Vesey Street, 15th Floor
New York, New York 10281
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into (i) the registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission ("SEC") on July 31, 2020 (File No. 333-240282), and (ii) the registrant’s registration statement on Form F-3 (File No. 333-258728) that was declared effective by the SEC on August 20, 2021.

EXHIBIT LIST

Exhibit

99.1	Interim Consolidated Financial Statements and Notes as at June 30, 2022 and December 31, 2021 and for the Three and Six Months Ended June 30, 2022 and 2021

99.2	Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2022 and 2021

99.3	Form 52-109F2 – Certification of Interim Filings – CEO

99.4	Form 52-109F2 – Certification of Interim Filings – CFO

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE CORPORATION

Date: August 5, 2022	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin Title: General Counsel and Corporate Secretary